Exhibit 99.1

November 16, 2005

Chairman’s Address for ChemGenex Pharmaceuticals Limited Annual General Meeting

Delivered by Mr Brett Heading, Chairman

Distinguished guests, shareholders and friends of the company, welcome to the 2005 Annual General Meeting of ChemGenex Pharmaceuticals.

Last year I reported the company had ‘commenced a new stage of its life’ and stood ready to confront some exciting opportunities.  I am delighted to say that the company has successfully capitalised on these opportunities.  In doing so, the company has made substantial steps along the path to fulfilling our vision of being a major player in the field of personalized medicine.

It is not for me to detail the operations of the company as our CEO, Professor Collier will do that in his presentation, but it is worth reiterating some of the major milestones the company has achieved in the past year.

In a strong year of performance I highlight to you:

•                   The listing of the company’s securities on the NASDAQ SmallCap Market as American Depositary Receipts on 28 June 2005.  The company has been included in the NASDAQ Health Care Index.

•                   Completing a deal with the Swiss Pharmaceutical company Stragen Pharma to guarantee the commercial manufacture and supply of Ceflatonin and accelerate clinical trials in Europe. This alliance saves ChemGenex an estimated $2 million in costs and accelerates by 6 to 12 months the clinical development program.

•                   The ongoing success of the company’s two phase 2 clinical programs, programs that confirm that ChemGenex is a leader in delivering on the promise of personalized medicines.

•                   The publication in the leading international research journal Nature Genetics of a paper by ChemGenex scientists confirming the discovery of a major new target in inflammation.  This paper has led to unprecedented recognition for the company in the USA including coverage in the leading US business journal, Forbes.

I wish to thank the executive management for their efforts throughout the year.  The company has managed significant strategic developments and research wins this year.  In particular, I thank Professor Greg Collier, Managing Director and CEO of the company, who has been integral to this success.

Running a small cap biotechnology company with offices in 2 countries and with collaborators in the UK and Europe is no easy feat and the travel demands are not inconsiderable on mind and body.  Greg’s enthusiasm and energy is legendary and has created a strong team environment for his managers and scientists to grow and contribute to our company’s growth.

As a rule any investor in a life serving company must develop patience and tolerance as timelines so often are exceeded for a variety of reasons.

To ChemGenex shareholders, can I say loudly and clearly, that the years of patience have been commendable and my assessment is that our company is on the cusp of serious success.  But you don’t have to take my word for this. I am delighted to share with you today the news that ChemGenex has been recognised as a strategic leader within the Australian and New Zealand biotechnology industry by Frost & Sullivan - one of the premier growth consulting companies in the world. This Growth Strategy Leadership Award is outstanding external verification from a globally-recognized source of the value that we have created within ChemGenex, and it is a tribute to the work of the Board and the management team.

I now call on Professor Collier to share with you an overview of the company and the year ahead.

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CEO’s Report

November 16, 2005

A Year of Outstanding Success – All Milestones Met

Initiate Phase 2b study on Quinamed in prostate	Initiated November 2004
and ovarian cancers	Expanded September 2005

Initiate Phase 2 study with Ceflatonin + Gleevec treating CML	Initiated April 2005
patients in accelerated phase

Initiate Phase 2b study with Ceflatonin treating CML patients	Initiated October 2005
who have developed resistance to Gleevec

Build pipeline with in-license or product acquisition	Licensed CXS299 February 2005

Strengthen Board of Directors and Scientific Advisory Board	Mr Burns and Mr Bradfield appointed July 2005

Complete ADR listing on the NASDAQ in the US	Listed on NASDAQ June 2005

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Success Has Been Recognised Internationally by Frost & Sullivan

2005

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Growth Strategy Leadership Award
Australia & New Zealand Biotech Industry

“This award is presented in recognition of the company’s overall growth in terms of financial position, technology innovation and formation of strategic alliances and partnerships.”

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Pipeline Spans Three Major Disease Categories

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ChemGenex’s Technology Base and Corporate Platform Identifies New Therapeutic Targets and Supports Clinical Programs

Disease- specific animal models
Human DNA collections		Genomics- dedicated supercomputer
Personalized Medicine
Biomarker Discovery		Experienced clinical development team
Novel targets for complex diseases

A Platform to Develop, Partner and Commercialize

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Corporate Leadership Provides Broad Base of Expertise

•	CEO and Managing Director:	Greg Collier

•	President:	Dennis Brown

•	VP Business Development:	Harry Pedersen

•	VP Operations:	James Campbell

•	Finance & Administration:	Rick Merrigan
Tina Herbert

•	Senior Scientific Directors:	Paul Zimmet
John Blangero
Ken Walder
Shawnya Michaels

Two Cancer Compounds in Clinical Trials

•                  Ceflatonin® (HHT)

•             Chronic myeloid leukemia (CML)

•             Myelodysplastic syndrome (MDS)

•             Acute myeloid leukemia (AML)

•                  Quinamed® (amonafide dihydrochloride)

•             Prostate cancer

•             Breast cancer

•             Ovarian cancer

Gleevec® Dominates the Chronic Myeloid Leukemia Market

• BCR-ABL kinase inhibitor

• CML sales ~US$630 million in 2004

• Off label sales of ~US$1,300 million in 2004

• Gleevec® fails to eliminate residual disease

• Residual cells are part of the leukemic stem cell compartment

• A substantial fraction of patients develop acquired resistance to Gleevec®

Dynamics of chronic myeloid leukaemia. Michor, F  et al., Nature 435, 1267-1270, June 2005

“The idea of magic bullets is great, but in practice it’s probably not going to be the right approach for complex diseases”

“Forget drugs carefully designed to hit one particular molecule – a better way of treating complex diseases such as cancer may be to aim for several targets at once”

Playing Dirty. Franz, S., Nature 437, 942-943, October 13 2005

UNMET MARKET	SAFETY &	INTELLECTUAL	MANUFACTURING	EFFICACY	OPINION	REGULATORY
	TOXICOLOGY	PROPERTY		STUDIES	LEADERS	APPROVAL

Homoharringtonine (HHT)

•                  Small molecule from NCI

•                  Cephalotaxine analog

Mechanism

•                  Caspase-3 activation

•                  Bax protein up-regulation

•                  Induces apoptosis, independent of p53 status

•                  Synergistic with Gleevec

Potential in CML

•                  Gleevec resistant

•                  Early stage to manage emerging resistance

•                  Upfront with Gleevec to increase cytogenetic response rate

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Study/Schedule	Patients	Partial (PHR) Hematological Response	Complete (CHR) Hematological Response	Total

Chronic Myeloid Leukemia (CML) – Late Chronic Phase with Active Disease
O’Brien et al, 1995	58	9 (16%)	42 (72%)	51 (88%)

Chronic Myeloid Leukemia (CML) – Early Chronic Phase
O’Brien et al, 1999 (After 6 cycles of HHT, start INF- therapy)	90	5 (6%)	83 (92%)	88 (98%)

Note: Gleevec® was approved based on an 88% CHR rate in Chronic Phase CML.

• Stragen Pharma Partnership Will Accelerate Clinical and Commercial Development

•                  Stragen: based in Geneva, Switzerland

• provides production and global supply of Ceflatonin®

• Manages regulatory approvals within Europe

•                  ChemGenex is responsible for global clinical development

• Registration and marketing in North America and Asia-Pacific

•                  Combined assets produce broad patent portfolio and longevity

•                  JV to market ChemGenex-branded Ceflatonin® in Europe

Method

•                  Nine (9) patients in accelerated phase with Ph-positive CML who had progressed on Gleevec

•                  Patients were monitored for bcr-abl point mutations

•                  Each patient received 2.5mg/m2 administered daily by subcutaneous injection for 7 days, every 28 days

Results

•                  With median follow-up of 12 months, mean number of courses: 9

•                  Return to chronic phase: 80%

•                  Complete hematologic response (CHR): 67%

•                  Survival: 88% at 12 months

•                  Two patients with a point mutation responded

Semi-synthetic Homoharringtonine for Patients with CML in Accelerated Phase Resistant to Imatinib, Goldman, J.M., Kaeda, J., Robin, J.P., Apperley, J.F., Marin, D. European Hematology Association Meeting 2004 Abstract

Method

•                  Ten (10) patients with CML who had achieved >35% Ph-negativity on imatinib were included

•                  All patients had been treated at > 400mg/day at least 2 years and had reached a BCR-ABL transcript plateau

•                  Patients were monitored for bcr-abl point mutations

•                  Initial dosing was 2.5 mg/m2 administered daily by subcutaneous injection for 1 day, every 28 days

•                  Dose was escalated by adding 1 day of treatment every 2 days, upto 7 days every 28 days

Results

•                  Decline in BCR-ABL transcript levels: 70%

•                  Decline in BCR-ABL transcripts of greater than 1 log: 50%

•                  Two (2) patients with p-loop mutations responded

Phase 1/2 Trial of Adding Semi-synthetic Homoharringtonine in CML Patients Who Have Achieved Partial or Complete Cytogenetic Response on Imatinib. Marin, D., Kaeda, J.S., Andreasson, C., Saunders, S.M., Bua, M., Olavarria, E., Goldman, J.M., Apperley, J.F., Cancer . 2005;103-9;1850-1855.

•                  Positive phase 2 data as a single agent in CML

•                  88% response rate - late chronic phase

•                  98% response rate - early chronic phase

•                  Positive phase 2 data as single agent in accelerated phase CML resistant to Gleevec®

•                  80% return to chronic from accelerated phase

•                  67% complete hematologic response rate – accelerated phase

•                  Positive phase 2 data in-combination with Gleevec®

•                  70% decline in BCR-ABL transcripts

•                  50% at least a 1 log decrease in BCR-ABL transcripts

•                  Patients with p-loop mutations responded

Clinical Advisor	Affiliation

Hagop Kantarjian, M.D.	M.D. Anderson Cancer Center/Houston
Chairman, Leukemia Department

Prof. Andreas Hochhaus, M.D.	Heidelberg University
Professor of Internal Medicine

John Goldman, M.D.	Imperial College London/Hammersmith Hospital
Professor of Hematology

David Marin, M.D.	Imperial College London/Hammersmith Hospital
Professor of Hematology

Jean-Pierre Marie, M.D.	University of Paris
Professor of Hematology/Oncology

• CML Resistant to High-Dose Gleevec®

•    Patients resistant to abl-kinase inhibitor therapy

•    Chronic, accelerated and blast phases

•    Simon two-stage design

•    40-85 patients

• CML Patients with the T315I bcr-abl point mutations

•    Chronic, accelerated and blast phases

•    Simon two-stage design

•    Up to an additional 86 patients in second phase

Ceflatonin Clinical Development Overview

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Anticipated clinical progress through December 2006

Two Cancer Compounds in Clinical Trials

•                  Ceflatonin® (HHT)

•           Chronic myeloid leukemia (CML)

•           Myelodysplastic syndrome (MDS)

•           Acute myeloid leukemia (AML)

•                  Quinamed® (amonafide dihydrochloride)

•           Prostate cancer

•           Breast cancer

•           Ovarian cancer

Quinamed® is Company’s Second Clinical Stage Program

Amonafide dihydrochloride

•                  Small molecule

•                  Substituted isoquinoline

Mechanism of Action

•                  Topoisomerase II inhibitor

•                  Affects ADP-ribosylation and EGFR pathway

Phase 2 Active

•                  25% response rate in breast cancer

•                  12% response rate in prostate cancer

Clinical Strategy to Bring Quinamed® to Market

•                  Development of amonafide salts

•                  Improved infusion regimes (weekly versus daily)

•                  Dosage determined with understanding of patient’s NAT2 genotype

•             Metabolite limits clearance of amonafide, increases side effects

Quinamed® Metabolism is Affected by Patient’s Genotype

Amonafide	N-acetyltransferase-2 (NAT2)	N-acetyl amonafide

Genotype	Slow	Fast

Amonafide concentration in blood	Low	High

Dose	High	Low

Quinamed® Phase 1 Trial Synopsis - Completed in 2004

•                  Established maximum tolerated dose (MTD) by patient genotype

•                  32 patients enrolled

•             Anti-cancer activity observed

•             Manageable side effects

•                  Data presented at ASCO in June 2004

Quinamed® Clinical Update: American Association for Cancer Research Meeting February 2005

•                  Prostate cancer patient

•                  40% reduction in tumor volume

•                  50% reduction in prostate-specific antigen (PSA) count

•                  Two ovarian cancer patients show stabilization in the growth of their tumors

•                  Gastrointestinal stromal cancer (GIST) patient

•                  Failed treatment with surgery, Gleevec® and chemo

•                  Continues to respond after 16 months of Quinamed

Quinamed Clinical Development Overview

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Anticipated clinical progress through December 2006

The Clinical Development Programs are Complemented by an Expanding Discovery and Pre-clinical Program

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CXS299 is a Novel Targeted Therapy for Resistant Solid Tumors

•                  There are several approved platinum II agents at market

•            Cisplatin (BMS)

•            Carboplatin (BMS)

•            Oxaliplatin (Sanofi-Aventis)

•                  CXS299 is a novel platinum (IV) anti-cancer compound licensed from the M. D. Anderson Cancer Center

•                  In vivo data indicate that CXS299 overcomes resistance to existing platinum (II) therapeutics

•                  If verified in the clinic, the improved activity of CXS299 will offer new hope to cancer patients who are refractory to current therapies

SEPS1 is a Significant New Discovery in Inflammation and Chronic Complex Diseases

•                  A ChemGenex-discovered protein that is a critical regulator of inflammation

•           Published in Nature Genetics, October 9, 2005

•                  Inflammation underpins many major complex diseases including cancer, cardiovascular disease, diabetes, obesity and Alzheimer’s disease

•                  Gene variation shows strongest reported association with inflammation markers

•                  Significant opportunities for diagnostic and therapeutic development

CXS829 is a New Obesity Therapeutic Candidate

•                  A newly-discovered ion channel involved in the transmission of satiation from the stomach to the brain

•                  Located on chromosome 17 in a region linked with obesity

•                  Gene variation shows strong evidence of association with obesity

•                  Non-specific inhibitor causes significant reduction in food intake

Proprietary Targets Have Potential Application Across a Range of Diseases

• CXS203

•      Novel diabetes target

•      Mitochondrial protein involved in structural integrity

•      Human studies show gene variant strongly associated with predisposition to diabetes

ChemGenex is a Balanced Investment Opportunity With Significant Clinical Progress Expected In 2006

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Upcoming Milestones

Clinical

•                  Clinical data presentation at ASH

•                  Initiate Phase 2/3 study in CML Patients with the T315I bcr-abl point mutation

•                  Guidance from FDA SPA

•                  Expansion of Phase 2/3 study in CML Patients CML Resistant to High-Dose Gleevec

•                  Phase 2 data for Ceflatonin in MDS and AML

•                  Phase 2 data for Quinamed in prostate, ovarian and breast cancers

Corporate

•                  Evaluation of potential in-licensing opportunities

•                  New partnership opportunities

Contacts

USA

3475 Edison Way, Suite M

Menlo Park, CA 94025

Tel:                            +1 650 474 9800

Fax:                           +1 650 474 9808

Australia

1 Pigdons Road

Geelong, VIC 3217

Tel:                            +61 3 5227 2752

Fax:                           +61 3 5227 1322

chemgenex@chemgenex.com

www.chemgenex.com

Safe Harbor Statement

Certain statements made herein that use the words “estimate,” ‘project,” “intend,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward looking statements.  Investors should be aware that there are no assurances that results will not differ from those projected.